                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                       ENDEAVOUR INTERNATIONAL CORPORATION
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                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)

                                   29259G 10 1
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                                 (CUSIP Number)

                               William L. Transier
                             1001 Fannin, Suite 1700
                              Houston, Texas 77002
                                 (713) 307-8740
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                FEBRUARY 26, 2004
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             (Date of Event which Requires Filing of this Statement)


              If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition that is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

              Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

              The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                Page 1 of 8 Pages
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 CUSIP NO. 29259G 10 1                13D                     Page 2 of 8 Pages
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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    William L. Transier
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [ ]

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3.  SEC Use Only


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4.  Source of Funds (See Instructions)

    PF, OO
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5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) OR 2(e)

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6.  Citizenship or Place of Organization

    USA
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                7.  Sole Voting Power
  Number of
                    6,093,750 shares of Common Stock
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    6,093,750 shares of Common Stock
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     6,093,750 shares of Common Stock
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12.  Check Box if the Aggregate Amount in Row (11) Excludes                  [ ]
     Certain Shares (See Instructions)

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13.  Percent of Class Represented by Amount in Row (11)

     8.9%
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14.  Type of Reporting Person (See Instructions)

     IN
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 CUSIP NO. 29259G 10 1                13D                     Page 3 of 8 Pages
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--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    John N. Seitz
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [ ]
                                                                         (b) [ ]

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3.  SEC Use Only


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4.  Source of Funds (See Instructions)

    PF, OO
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5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) OR 2(e)

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6.  Citizenship or Place of Organization

    USA
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                7.  Sole Voting Power
  Number of
                    6,093,750 shares of Common Stock
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    6,093,750 shares of Common Stock
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     6,093,750 shares of Common Stock
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes                  [ ]
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.9%
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14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

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 CUSIP NO. 29259G 10 1                13D                     Page 4 of 8 Pages
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ITEM 1.     SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock, par value $0.001 per share ("COMMON STOCK"), of Endeavour International Corporation, a Nevada corporation ("ISSUER"). The address of the principal executive office of the Issuer is 1001 Fannin, Suite 1700, Houston, Texas 77002.

ITEM 2.     IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by and on behalf of William L. Transier and John N. Seitz (each a "REPORTING PERSON" and together the "REPORTING PERSONS"), and each of whom is a citizen of the United States of America. The business address of each of the Reporting Persons is 1001 Fannin, Suite 1700, Houston, Texas, 77002. The current principal occupation of each of the Reporting Persons is Co-Chief Executive Officer and a Director of the Issuer.

         During the last five years, neither of the Reporting Persons has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 26, 2004, each of the Reporting Persons acquired 5,093,750 shares of Common Stock(the "MERGER SHARES") in exchange for all of his shares of NSNV, Inc., a Texas corporation ("NSNV"), pursuant to the terms of an Agreement and Plan of Merger (the "MERGER AGREEMENT"), among the Issuer (formerly known as Continental Southern Resources, Inc.), CSOR Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer ("CSOR") and NSNV. Under the Merger, NSNV merged with and into CSOR with CSOR being the surviving corporation (the "MERGER") and shares of common stock of NSNV were converted into shares of the Issuer on the basis of 125 shares of Common Stock of the Issuer for each share of NSNV common stock owned by each of the Reporting Persons. The other terms of the Merger are set forth in the Merger Agreement, a copy of which is attached hereto as Exhibit 2.

         In connection with the Merger, each of the Reporting Persons also (i) received, for no additional consideration, 500,000 shares of restricted Common Stock of the Issuer as a material inducement to accept employment with the Issuer (the "EMPLOYMENT INDUCEMENT SHARES") and (ii) acquired, with personal funds, 500,000 shares of Common Stock at a purchase price of $2.00 per share pursuant to the Issuer's private placement (the "PRIVATE PLACEMENT") of an aggregate of 25,000,000 shares of Common Stock to institutional and accredited investors (the "PRIVATE PLACEMENT SHARES," and together with the Merger Shares and the Employment Inducement Shares, the "SHARES") through Sanders Morris Harris Inc., as placement agent.

ITEM 4.     PURPOSE OF THE TRANSACTION.

         As described above, this Schedule 13D relates to the acquisition by the Reporting Persons of the Merger Shares in connection with the Merger, the Employment Inducement Shares in connection with their employment with the Issuer, and the Private Placement Shares in

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 CUSIP NO. 29259G 10 1                13D                     Page 5 of 8 Pages
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connection with the Private Placement. Each of these acquisitions involved a privately negotiated transaction for investment purposes only.

         (a) The Reporting Persons currently intend to continuously review their equity interest in the Issuer. Depending on each Reporting Person's individual evaluation of the Issuer's business and prospects, and upon future developments, a Reporting Person may, from time to time, purchase additional securities of the Issuer, dispose of all or a portion of the securities held by the Reporting Person or cease buying and selling shares of the Issuer. Any such additional purchases of securities of the Issuer may be in the open market or by privately negotiated transactions or otherwise. In connection with the Merger, each of the Reporting Persons executed a lock-up agreement whereby he agreed not to transfer any of the Shares for a period of one year after the date of the lock-up agreement.

         (b) See Item 3 above, which information is incorporated herein by reference.

         (c) In connection with the Merger, the Issuer completed a comprehensive capital restructuring (the "RESTRUCTURING") and related transactions, pursuant to which the Issuer, among other things:

                  (i) sold certain non-core assets to certain shareholders in exchange for all of the Issuer's outstanding Series A Preferred Stock and 20,182.86 shares of the Issuer's outstanding Series B Preferred Stock;

                  (ii) purchased approximately 14.1 million shares of Issuer Common Stock and 103,500.07 shares of Issuer Series B Preferred Stock from certain shareholders;

                  (iii) converted all outstanding shares of Issuer Series C Preferred Stock into shares of Issuer Common Stock;

                  (iv) repaid or converted into shares of Issuer Common Stock, the Issuer's outstanding convertible notes in the aggregate principal amount of $3.65 million; and

                  (v) sold its limited partnership interest in Knox-Miss Partners, LP for $5.0 million; payable in a combination of cash and short-term notes.

         (d) Immediately prior to the effective time of the Merger, the Issuer's sole officer and four of the six members of the Issuer's Board of Directors resigned and the Issuer reduced the number of members of its Board of Directors to four. Upon consummation of the Merger, each of the Reporting Persons were
(i) elected to the Issuer's Board of Directors; and (ii) appointed as Co-Chief Executive Officers of the Issuer. In addition, under the terms of the Merger, several former officers of Ocean Energy, Inc. (prior to its merger with Devon Energy Corporation) and Andarko Petroleum Corporation become part of the management team of the Issuer.

         The Issuer will also be seeking additional board members to fill vacancies for any board positions subsequently created with respect to the Issuer's Board of Directors. In their capacities as Directors and executive officers of the Issuer, the Reporting Persons will likely have input on these director and board activities.


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 CUSIP NO. 29259G 10 1                13D                     Page 6 of 8 Pages
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         (e) See (c) of this Item 4, which information is incorporated herein by reference.

         (f) As a result of the Merger, the Private Placement, the Restructuring and the retention of the new management team (including the Reporting Persons), the Issuer intends to focus its efforts at least in the near term on oil and gas related exploration and acquisition opportunities in the North Sea region. In addition, in their capacity as Co-Chief Executive Officers and Directors of the Issuer, the Reporting Persons intend to continually review the Issuer's business strategies, objectives and opportunities.

         (g) In connection with the Restructuring, the Issuer amended each of its Certificate of Designations with respect to its Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock generally to permit the transactions contemplated by the Restructuring. In addition, the Series B Designated Amendment was also amended to, among other things, (i) eliminate the treatment of mergers, consolidations, sale of all or substantially all of the assets as a liquidation event; (ii) eliminate class voting rights for the Series B Preferred Stock; and (iii) provide the Issuer the right to redeem the Series B Preferred Stock at anytime.

         In addition, in their capacity as Co-Chief Executive Officers and Directors of the Issuer, the Reporting Persons intend to evaluate and review the adequacy of the corporate organizational documents of the Issuer. Depending on the Reporting Person's individual evaluation of the results of this review, a Reporting Person may, from time to time, propose changes to the Issuer's organizational documents, subject to applicable stockholder approval.

         (h)      Not applicable

         (i)      Not applicable

         (j)      Not applicable

         In their capacity as Co-Chief Executive Officers and Directors of the Issuer, the Reporting Persons intend to continually review the Issuer's business strategies, developments and opportunities. While the Reporting Persons, except as referred to above, have no present plan or proposals regarding any (i) extraordinary corporate transaction, (ii) sale or transfer of a material amount of the assets of the Issuer or its subsidiaries, (iii) change in the present board of directors or management of the Issuer, (iv) change in the capitalization or dividend policy of the Issuer, or (v) other material change in the Issuer's business or corporate structure, (collectively, "ISSUER SIGNIFICANT EVENTS"), depending on the Reporting Person's individual evaluation of the Issuer's ongoing business strategies, developments and opportunities, and upon other future developments and prospects, a Reporting Person may, from time to time, propose any of such Issuer Significant Events.


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 CUSIP NO. 29259G 10 1                13D                     Page 7 of 8 Pages
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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) Each of the Reporting Persons beneficially owns 6,093,750 shares of Common Stock (or 12,187,500 in the aggregate), which represents 8.9% (or 17.8% in the aggregate) of the outstanding Common Stock of the Issuer.

(b) Each of the Reporting Persons has the sole power to vote or direct the vote of the 6,093,750 shares of Common Stock beneficially owned by such Reporting Person and sole power to dispose or direct the disposition of such shares.

(c) No transactions have been effected during the past sixty days by the Reporting Persons except as disclosed in Item 3 and Item 4 herein.

(d)      Not applicable

(e)      Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As discussed above, the Reporting Persons acquired the Merger Shares pursuant to the Merger Agreement.

         Under the terms of separate lock-up agreements each dated as of February 26, 2004 (the "LOCK-UP AGREEMENT"), except for certain limited exceptions, each of the Reporting Persons agreed not to transfer any of his Shares for a period of 1 year from the date of the Lock-Up Agreement. The form of the Lock-Up Agreement executed by each of the Reporting Persons is attached hereto as Exhibit 3, and is hereby incorporated herein by reference.

         Under the terms of separate Subscription Agreements each dated as of February 26, 2004 (the "SUBSCRIPTION AGREEMENT"), each of the Reporting Persons purchased the Private Placement Shares. The form of Subscription Agreement executed by each of the Reporting Persons is attached hereto as Exhibit 4, and is hereby incorporated herein by reference.

         Under the terms of two separate Restricted Stock Agreements executed by each of the Reporting Persons and each dated as of February 26, 2004 (the "RESTRICTED STOCK AGREEMENTS"), each of the Reporting Persons was granted an aggregate of 500,000 shares of Common Stock of the Issuer. The terms of these grants are set forth in the form of the Restricted Stock Agreements executed by each of the Reporting Persons attached hereto as Exhibit 5 and Exhibit 6, and are hereby incorporated herein by reference.

         Under the terms of separate Nonqualified Stock Option Agreements dated as of February 26, 2004 (the "NONQUALIFIED STOCK OPTION AGREEMENT"), each of the Reporting Persons was granted 250,000 options to purchase Common Stock of the Issuer at a purchase price of $2.00 per share under the Issuer's 2004 Incentive Plan. The terms of the option grant are set forth in the form of the Non-qualified Stock Option Agreement executed by each of the Reporting Persons attached hereto as Exhibit 7, and is hereby incorporated herein by reference.


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 CUSIP NO. 29259G 10 1                13D                     Page 8 of 8 Pages
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         Under the terms of a Registration Rights Agreement dated as of February
26, 2004 the "REGISTRATION RIGHTS AGREEMENT"), each of the Reporting Persons was granted certain registration rights with respect to his Private Placement
Shares. The form of the Registration Rights Agreement executed for the benefit of each of the Reported Persons is attached hereto as Exhibit 8, and is hereby incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

1. Schedule 13D Joint Filing Agreement, dated March 8, 2004, by and among each of the Reporting Persons.

2. Agreement and Plan of Merger dated as of February 26, 2004, by and among Issuer, CSOR and NSNV.

3.       Form of Lock-Up Agreement.

4.       Form of Subscription Agreement.

5.       Form of Restricted Stock Agreement.

6.       Form of Restricted Stock Agreement.

7.       Form of Nonqualified Stock Option Agreement.

8.       Form of Registration Rights Agreement.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2004



                                             /s/ WILLIAM L. TRANSIER
                                             -----------------------------------
                                                 William L. Transier

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2004



                                             /s/ JOHN N. SEITZ
                                             -----------------------------------
                                                 John N. Seitz